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91 768 9600 FAX 91 768 9700

Michael J. Willisch 91 768 9610 michael.willisch@dpw.com

CONFIDENTIAL

September 4, 2008

VIA EDGAR

Re:	Repsol YPF 2007 Form 20-F File No. 001-10220

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Dear Mr. Schwall:

I am writing on Repsol YPF, S.A.’s behalf in connection with the Staff’s review of Repsol YPF’s Form 20-F for the year ended December 31, 2007. As I mentioned in my conversation with Mr. Cannarella yesterday, Repsol YPF is reviewing internally and with its external auditors and legal advisors the Staff’s comment letter dated August 28, 2008, and currently expects to respond in writing to the Staff’s comments on or before September 30, 2008. I understand from my conversation with Mr. Cannarella that the timing of such response is acceptable to the Staff.

Please do not hesitate to contact me (Tel. no. 011-34-91-768-9610) should you have any questions regarding the foregoing.

Very truly yours,

/s/ Michael J. Willisch

Michael J. Willisch

cc:	Fernando Ramirez Mazarredo - Repsol YPF